Exhibit 21.1

Subsidiaries of Confluent, Inc.

Name of Subsidiary	Jurisdiction of Organization

Confluent Australia Pty Limited

Infinitem Canada Ltd.

Confluent France SAS

Confluent Germany GmbH

Confluent India Private Limited

Confluent Japan Godo Kaisha

Confluent Singapore Pte. Ltd.

Confluent Spain, Sociedad Limitada

Confluent Sweden AB

Confluent Europe Ltd.

Confluent Federal, LLC

Australia Canada France Germany India Japan Singapore Spain Sweden United Kingdom United States